ALLIED GOLD LIMITED

27 March 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

BARRICK GOLD TO INVEST UP TO $35 MILLION IN ALLIED GOLD EQUITY AND TABAR ISLANDS REGIONAL EXPLORATION JOINT VENTURE

Highlights

- **Letter of Intent signed with Barrick Gold Corporation (Barrick), the world's pre-eminent gold producing Company**
- **Barrick to individually fund up to AUD$20 million in order to gain a 70% interest in the exploration licence that encompasses Big Tabar and Tatau Islands**
- **Barrick will subscribe for 17,647,059 fully paid ordinary shares in Allied Gold at $0.85 per share upon execution of the Letter of Intent, thereby injecting AUD$15 million into Allied Gold**

Allied Gold Limited ("Allied Gold" or "the Company"), the ASX and AIM listed gold producer with assets on the Tabar Islands near Papua New Guinea, today advises that the Company has signed a Letter of Intent ("LoI") with a wholly owned subsidiary of the world's largest gold mining company Barrick Gold Corporation ("Barrick"). Contained in the LoI is for Barrick to acquire up to a 70% interest in exploration licence 609 on Big Tabar and Tatau Islands, part of the Tabar Island Group Project, through a Farm-in and Joint Venture.

Barrick is required to sole fund AUD$8 million of exploration expenditure within four years to earn a 51% interest, with another AUD$12 million required within the next four year period to earn 70% in the exploration licence.

Barrick has committed to a minimum expenditure of AUD$2 million in the first two years, but has budgeted to spend US$2.1 million in year one. If Barrick withdraws at any time after it has met the minimum expenditure but before it earns 51% equity in the joint venture, it will not retain any interest in the exploration licence.

Additionally, upon execution of the Letter of Intent and satisfaction of the conditions precedent, Barrick will subscribe for 17,647,059 shares at $0.85, representing 4.7% of the then enlarged share capital of the Company, and thereby injecting AUD$15 million into Allied Gold. The shares issued to Barrick will be subject to voluntary escrow for a period of 24 months after the issue of shares or upon the date that Barrick meets the Minimum Expenditure as set out under the Terms of the LoI.

The execution of the agreement provides for a significantly more expedient manner to further explore, evaluate and exploit the exploration potential on Tatau and Big Tabar islands, whilst Allied focuses on optimising performance of its recently commissioned Simberi Gold Project.

Allied Gold Executive Chairman Mark Caruso commented today saying, "the Company is unlikely to be able to provide the means required to systematically assess the vast potential of the other islands for the next three to five years, as there is so much more potential to be unlocked at Simberi."

"We now have a gold mining operation to manage, some 1,750,000 ounces of measured, indicated and inferred mineral resources on Simberi island that are currently outside of ore reserve status, and numerous ore-grade intercepts and drill targets to follow up on," Mr Caruso added.

"We warmly welcome Barrick as both a shareholder and JV partner. I am confident we have secured the best result for our shareholders. Barrick has the exploration expertise, financial resources and in country geological experience to assess the potential of the Tatau and Big Tabar islands in a timely fashion".

For enquiries in connection with this release please contact:

Mark Caruso, Executive Chairman, Allied Gold Limited
+ 61 8 9353 3638

Roland Cornish, Beaumont Cornish Limited
+ 44 207 628 3396

Edward Portman, Conduit PR
+ 44 207 429 6607

Competent Persons

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Background

Allied Gold is an emerging gold producer having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a 40 million ounce gold resource.


KAVIENG
Tabar Is.
Lihir
Tanga Is.
New Ireland
Feni
RABAUL

Simberi hosts measured, indicated and inferred mineral resources of approximately 2.4 million ounces of gold and proven and probable ore reserves of 674,000 ounces of gold.

Allied's strategy is to add to the gold inventory on Simberi Island with a view to expanding annualised gold production from current levels of 84,000 ounces and to generate and drill test gold and base metals targets identified on the nearby Tatau and Big Tabar islands.